Exhibit 2

2021

FIRST QUARTER RESULTS

◾ Stock Listing Information

Philippine Stock Exchange

Ticker: CHP

◾ Investor Relations

+ 632 8849 3600

E-Mail:

chp.ir@cemex.com

Operating and Financial Highlights

	January - March			First Quarter
	2021	2020	% var	2021	2020	% var
Net sales	5,202	5,630	(8%)	5,202	5,630	(8%)
Gross profit	2,023	2,354	(14%)	2,023	2,354	(14%)
as % of net sales	39%	42%	(3pp )	39%	42%	(3pp )
Operating earnings before other expenses, net	474	521	(9%)	474	521	(9%)
as % of net sales	9%	9%	0pp	9%	9%	0pp
Controlling Interest Net Income (Loss)	205	89	131%	205	89	131%
Operating EBITDA	1,026	1,082	(5%)	1,026	1,082	(5%)
as % of net sales	19.7%	19.2%	0.5pp	19.7%	19.2%	0.5pp
Free cash flow after maintenance capital expenditures	1,266	312	306%	1,266	312	306%
Free cash flow	580	(1,140)	N/A	580	(1,140)	N/A
Net debt[1]	6,089	7,147	(15%)	6,089	7,147	(15%)
Total debt[1]	12,153	13,481	(10%)	12,153	13,481	(10%)
Earnings per share[2]	0.02	0.01	51%	0.02	0.01	51%

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales decreased, year-over-year, by 8% during the first quarter of 2021 due to lower volumes and prices.

Total cost of sales was lower by 3% year-over-year during the first quarter, in line with the decrease in our sales volumes.

Total fuel cost was 18% lower on a year-over-year basis mainly due to the use of a more cost-efficient fuel mix.

Total power cost was 14% higher on a year-over-year basis mainly due to higher electricity rates, and a rebate from the wholesale electricity spot market received in the prior year.

Operating expenses, as a percentage of sales, was 30% during the first quarter of 2021, compared with 33% in the same period of 2020.

Distribution expenses was 16% of sales during the first quarter, a decrease of 3 pp year-over-year. This was mainly driven by lower delivered volumes and initiatives to increase efficiency.

Selling and administrative expenses, as a percentage of sales, was flat year-over-year at 14% during the first quarter of 2021. Total selling and administrative expenses decreased by 6% year-over-year during the quarter mainly due to lower fees related to royalties, and CHP’s Stock Rights Offering, which was concluded during the first quarter of 2020.

Operating EBITDA for the first quarter of 2021 decreased by 5% year-over-year due to lower sales.

Operating EBITDA margin increased by 0.5 pp to 19.7% for the first quarter of 2021, compared with 19.2% in the same period of last year.

Controlling interest net income was PHP 205 million for the first quarter of 2021, 131% higher on a year-over-year basis, mainly due to a 78% decrease in financial expenses.

Financial expenses for the first quarter of 2021 declined 78%, reflecting lower debt levels and interest rates.

Income tax for the first quarter of 2021 was 77% higher mainly due to a one-time expense from the revaluation of deferred tax assets pursuant to income tax rates reduction related to the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021.

Total debt at the end of March 2021 was at PHP 12,153 million, of which PHP 10,252 million pertained to debt owed to BDO Unibank, Inc.

2021 Fourth Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - March	First Quarter	First Quarter 2021
	2021 vs. 2020	2021 vs. 2020	vs. Fourth Quarter 2020
Volume	(4%)	(4%)	14%
Price in PHP	(4%)	(4%)	0%

Our domestic cement volumes decreased by 4% year-over-year during the first quarter, amidst the ongoing COVID-19 pandemic and its impact on economic activity.

On a sequential basis, our domestic cement volumes increased by 14%, as the fourth quarter of 2020 was heavily affected by adverse weather conditions.

Our domestic cement prices remained flat quarter-on-quarter.

Year-over-year, the movement in our domestic cement prices mainly driven by a higher proportion of pick-up sales.

Net of freight charges, our domestic cement prices decreased by 1% year-over-year due to subdued activity and competitive market dynamics.

2021 First Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - March			First Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income, net	474	521	(9%)	474	521	(9%)
+ Depreciation and operating amortization	552	562		552	562

Operating EBITDA	1,026	1,082	(5%)	1,026	1,082	(5%)
- Net financial expenses	63	280		63	280
- Maintenance capital expenditures	32	49		32	49
- Change in working capital	(323)	332		(323)	332
- Income taxes paid	27	122		27	122
- Other cash items (net)	(38)	(12)		(38)	(12)

Free cash flow after maintenance capital expenditures	1,266	312	306%	1,266	312	306%
- Strategic capital expenditures	686	1,452		686	1,452

Free cash flow	580	(1,140)	N/A	580	(1,140)	N/A

In millions of Philippine Pesos

Debt Information

	First Quarter		Fourth Quarter
	2021	2020	% var	2020
Total debt(1)(2)	12,153	13,481	(10%)	12,853
Short term	5%	5%		6%
Long term	95%	95%		94%

Cash and cash equivalents	6,064	6,334	(4%)	6,139

Net debt	6,089	7,147	(15%)	6,714

Leverage Ratio(3)	2.95	3.20		3.08
Coverage Ratio(3)	6.47	4.08		5.95

	First Quarter
	2021	2020
Currency denomination
U.S. dollar	3%	4%
Philippine peso	97%	96%

Interest rate
Fixed	60%	56%
Variable	40%	44%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail.
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
(3)	Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021.

2021 First Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - March			First Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	5,202,237	5,629,916	(8%)	5,202,237	5,629,916	(8%)
Cost of sales	(3,179,297)	(3,275,817)	3%	(3,179,297)	(3,275,817)	3%

Gross profit	2,022,940	2,354,099	(14%)	2,022,940	2,354,099	(14%)
Selling and Administrative expenses	(719,201)	(767,455)	6%	(719,201)	(767,455)	6%
Distribution expenses	(829,894)	(1,065,804)	22%	(829,894)	(1,065,804)	22%

Operating earnings before other expenses, net	473,845	520,840	(9%)	473,845	520,840	(9%)
Other income (expenses), net	38,073	12,094	215%	38,073	12,094	215%

Operating earnings (loss)	511,918	532,934	(4%)	511,918	532,934	(4%)
Financial expenses, net	(62,578)	(279,540)	78%	(62,578)	(279,540)	78%
Foreign exchange gain (loss), net	(71,043)	(66,411)	(7%)	(71,043)	(66,411)	(7%)

Net income (loss) before income taxes	378,297	186,983	102%	378,297	186,983	102%
Income tax benefit (expenses)	(172,813)	(97,861)	(77%)	(172,813)	(97,861)	(77%)

Consolidated net income (loss)	205,484	89,122	131%	205,484	89,122	131%
Non-controlling interest net income (loss)	8	9	(11%)	8	9	(11%)

Controlling Interest net income (loss)	205,492	89,131	131%	205,492	89,131	131%

Operating EBITDA	1,026,033	1,082,436	(5%)	1,026,033	1,082,436	(5%)
Earnings per share	0.02	0.01	51%	0.02	0.01	51%

	as of March 31			as of December 31
BALANCE SHEET	2021	2020	% Var	2020	% Var
Total Assets	63,459,461	64,327,987	(1%)	63,760,347	(0%)
Cash and Temporary Investments	6,064,369	6,334,330	(4%)	6,139,411	(1%)
Derivative Asset	47,297	0		24,039	97%
Trade Accounts Receivables	896,670	1,112,654	(19%)	700,162	28%
Other Receivables	36,694	53,497	(31%)	47,512	(23%)
Insurance Claims and Premium Receivables	0	92,662	(100%)	87,569	(100%)
Inventories	2,206,582	2,995,714	(26%)	2,349,966	(6%)
Assets Held for Sale	0	0		0
Other Current Assets	1,590,611	1,515,138	5%	1,825,209	(13%)
Current Assets	10,842,223	12,103,995	(10%)	11,173,868	(3%)
Fixed Assets	21,921,009	20,947,637	5%	21,699,377	1%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	826,580	882,515	(6%)	782,399	6%
Advances to Contractors	1,057,699	1,458,603	(27%)	1,142,685	(7%)
Deferred Income Taxes—net	938,159	1,061,446	(12%)	1,088,227	(14%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	30,696,229	31,276,355	(2%)	30,887,102	(1%)

Total Liabilities	20,245,687	21,939,209	(8%)	20,849,759	(3%)
Current Liabilities	8,131,166	8,383,230	(3%)	8,169,894	(0%)
Long-Term Liabilities	10,038,102	11,152,261	(10%)	10,566,642	(5%)
Deferred Tax Liability	847	1,624	(48%)	853	(1%)
Other Liabilities	2,075,572	2,402,094	(14%)	2,112,370	(2%)

Consolidated Stockholders’ Equity	43,213,774	42,388,778	2%	42,910,588	1%
Non-controlling Interest	142	162	(12%)	150	(5%)
Stockholders’ Equity Attributable to Controlling Interest	43,213,632	42,388,616	2%	42,910,438	1%

2021 First Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - March			First Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	107,484	110,767	(3%)	107,484	110,767	(3%)
Cost of sales	(65,688)	(64,451)	(2%)	(65,688)	(64,451)	(2%)

Gross profit	41,796	46,316	(10%)	41,796	46,316	(10%)
Selling and Administrative Expenses	(14,860)	(15,100)	2%	(14,860)	(15,100)	2%
Distribution expenses	(17,147)	(20,969)	18%	(17,147)	(20,969)	18%

Operating earnings before other expenses, net	9,789	10,247	(4%)	9,789	10,247	(4%)
Other income (expenses), net	787	238	231%	787	238	231%

Operating earnings (loss)	10,576	10,485	1%	10,576	10,485	1%
Financial expenses, net	(1,293)	(5,500)	76%	(1,293)	(5,500)	76%
Foreign exchange gain (loss), net	(1,468)	(1,307)	(12%)	(1,468)	(1,307)	(12%)

Net income (loss) before income taxes	7,815	3,678	112%	7,815	3,678	112%
Income tax benefit (expenses)	(3,571)	(1,925)	(86%)	(3,571)	(1,925)	(86%)

Consolidated net income (loss)	4,244	1,753	142%	4,244	1,753	142%
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	4,244	1,753	142%	4,244	1,753	142%

Operating EBITDA	21,199	21,297	(0%)	21,199	21,297	(0%)

	as of March 31			as of December 31
BALANCE SHEET	2021	2020	% Var	2020	% Var
Total Assets	1,307,633	1,269,297	3%	1,327,705	(2%)
Cash and Temporary Investments	124,961	124,987	(0%)	127,843	(2%)
Derivative Asset	975	0		501	95%
Trade Accounts Receivables	18,477	21,954	(16%)	14,580	27%
Other Receivables	756	1,056	(28%)	989	(24%)
Insurance Claims and Premium Receivables	0	1,828	(100%)	1,823	(100%)
Inventories	45,468	59,110	(23%)	48,934	(7%)
Assets Held for Sale	0	0		0
Other Current Assets	32,776	29,896	10%	38,007	(14%)
Current Assets	223,413	238,831	(6%)	232,677	(4%)
Fixed Assets	451,700	413,331	9%	451,854	(0%)
Investments in an Associate and Other Investments	290	278	4%	294	(1%)
Other Assets and Noncurrent Accounts Receivables	17,031	17,414	(2%)	16,292	5%
Advances to Contractors	21,795	28,781	(24%)	23,795	(8%)
Deferred Income Taxes—net	19,332	20,944	(8%)	22,661	(15%)
Goodwill	574,072	549,718	4%	580,132	(1%)
Other Assets	632,520	617,135	2%	643,174	(2%)

Total Liabilities	417,178	432,896	(4%)	434,163	(4%)
Current Liabilities	167,549	165,415	1%	170,125	(2%)
Long-Term Liabilities	206,843	220,053	(6%)	220,033	(6%)
Deferred Tax Liability	17	32	(47%)	18	(6%)
Other Liabilities	42,769	47,396	(10%)	43,987	(3%)

Consolidated Stockholders’ Equity	890,455	836,401	6%	893,542	(0%)
Non-controlling Interest	3	3	0%	3	0%
Stockholders’ Equity Attributable to Controlling Interest	890,452	836,398	6%	893,539	(0%)

2021 First Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2021 and 2020 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of March 31, 2021 has been converted at the end of period exchange rate of 48.53 Philippine pesos per US dollar while the consolidated income statement for the three-month period ended March 31, 2021 has been converted at the January to March 2021 average exchange rate of 48.40 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January -March		First Quarter		January - March
	2021 average	2020 average	2021 average	2020 average	2021 End of period	2020 End of period
Philippine peso	48.40	50.83	48.40	50.83	48.53	50.68

Amounts provided in units of local currency per US dollar

2021 First Quarter Results	Page 7